Exhibit (4) b

                               FIRST AMENDMENT TO
                      AMENDED AND RESTATED CREDIT AGREEMENT

      This FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT is dated as of April 2, 1999, and is between S & K FAMOUS BRANDS, INC. (the "Company") and FIRST UNION NATIONAL BANK, as successor-in-interest to Signet Bank/Virginia (the "Bank").

                                    Recitals
A. The Company and the Bank entered into an Amended and Restated Credit Agreement dated as of May 31, 1997 (the "Loan Agreement"). B. The Company and the Bank have agreed to modify certain provisions in the Loan Agreement, subject to the terms and conditions of this First Amendment.

                                    Agreement

       NOW, THEREFORE, for and in consideration of the terms, conditions and agreements herein, the Bank and the Company hereby agree as follows:

       1. Definitions. Except as provided specifically herein, all defined terms used herein shall have the meanings ascribed to such terms in the Loan Agreement.

       2. Amendments. The Loan Agreement is hereby amended as follows:

          A. Section 7.3 is amended and restated as follows:

                           SECTION 7.3 Consolidated Tangible Net Worth. The Company will maintain Consolidated Tangible Net Worth (i) as of January 30, 1999, of not less than $48,300,000 and (ii) for each fiscal year thereafter, of not less than $48,300,000 plus eighty percent (80%) of each successive year's net income. However, during the fiscal year beginning February 1, 1999 and all periods thereafter, upon approval of the Company's Board of Directors and notification to the Bank, S & K may repurchase its own stock, provided the aggregate market value of such repurchases does not exceed $12,800,000. Any such repurchases shall reduce the minimum Consolidated Tangible Net Worth requirement by 90% of the value of the stock repurchased. In no event, however, shall the Consolidated Tangible Net Worth as calculated herein be reduced in the event of any net loss for any fiscal year.

          B. Section 7.14 is amended to provide that the Company is permitted to repurchase outstanding shares of the Company, if, after giving effect thereto, there would not exist any Default or any Potential Default under the Loan Agreement, and that any previous Event of Default prior to this First Amendment, as a result of the repurchase of the Company's outstanding stock, is hereby waived.

          C. Section 10.5 is amended to change the manner in which interest is calculated for Money Market Loans (made pursuant to section 2.3 of the Loan
Agreement) from the basis of a year of 365 days to a 360-day year basis. Interest shall continue to be calculated on a 365-day-year basis for Fed Funds Loans (made pursuant to section 2.1 of the Loan Agreement).

       3.  Limited  Amendment.  Except  as  provided  expressly  in  this  First
Amendment, each term, condition or agreement in the Loan Agreement shall continue to be fully enforceable in accordance with its terms.

       WITNESS the following authorized signatures of the parties hereto:

                                        Company:

                                        S & K FAMOUS BRANDS, INC.

                                        By:     /s/ Robert E. Knowles
                                             Robert E. Knowles
                                             Executive Vice President and
                                             Chief Financial Officer

                                        Bank:

                                        FIRST UNION NATIONAL BANK
                                        (formerly, Signet Bank/Virginia)

                                        By:     /s/ Joyce L. Barry
                                             Joyce L. Barry
                                             Senior Vice President